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                        [CARTER HOLMES PLLC LETTERHEAD]

                                  July 17, 2000

Ms. Kara Sandler
Division of Corporate Finance
United Stated Securities and Exchange Commission
Washington, D.C. 20549

Re:      REQUEST FOR WITHDRAWAL
         TBX RESOURCES, INC.
         SEC FILE NUMBER 0-30746

Dear Ms. Sandler:

         This will serve to notify you that TBX Resources, Inc., wants to withdraw its previously filed Form 10-SB filed under SEC file number 0-30746. The reason for this withdrawal is because TBX Resources, Inc., needs more time in which to amend the statements made in its originally filed Form 10-SB.

         If you have any questions about or need any clarification to the foregoing, please contact me.


                                            Sincerely,
                                            CARTER HOLMES pllc


                                            /s/ Steven B. Holmes

                                            Steven B. Holmes




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